Free Writing Prospectus

(To the Prospectus dated February 10, 2009, and

the Prospectus Supplement dated February 10, 2009)

Filed Pursuant to Rule 433

Registration No. 333-145845

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays Temporarily Suspends Further Issuance of iPath® Dow Jones-UBS Natural Gas Subindex Total ReturnSM Exchange Traded Notes

New York, NY (August 21, 2009) – Barclays Bank PLC announced today that it has temporarily suspended any further issuances of iPath® Dow Jones-UBS Natural Gas Subindex Total ReturnSM Exchange Traded Notes (the “Notes”). The Notes trade on the NYSE Arca stock exchange under the ticker symbol “GAZ”. This suspension may cause fluctuations in the trading value of such Notes. Daily redemptions at the option of the holders of the Notes will not be affected by this suspension.

As disclosed in the pricing supplement relating to the Notes under the heading “Risk Factors—The Market Value of Each Series of Securities May Be Influenced by Many Unpredictable Factors”, the market value of the Notes may be influenced by, among other things, the levels of supply and demand for the Notes. It is possible that the suspension, as described above, may influence the market value of the Notes. Barclays Bank PLC believes that the limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for the Notes, which may cause the Notes to trade at a premium or discount in relation to their indicative value. Therefore, any purchase of the Notes in the secondary market may be at a purchase price significantly different from their indicative value.

In light of current market dynamics and ongoing regulatory review, the factors underlying the temporary suspension of the Notes may impact other commodity-linked iPath® ETNs in the future.

The pricing supplement relating to the Notes can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNS

For further information about the iPath ETNs go to: http://www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Fund Distribution Company, an affiliate of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

“Dow Jones®”, “DJ®” “UBS®”, “Dow Jones-UBS Commodity IndexSM”, “DJ-UBSCISM”, “Dow Jones-UBS Commodity Index Total ReturnSM”, “ and “Dow Jones-UBS Natural Gas Subindex Total ReturnSM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the Dow Jones–UBS Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”), or any of their respective subsidiaries or affiliates and none of Dow Jones, UBS AG, UBS Securities, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

© 2009 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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